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FEB 27 2009

Washington, DC
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UNITED STATES
SECURITIES AND EXCHANGE
Washington, D.C.

09059418

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nighthawk Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Sylvan Avenue
(No. and Street)

Englewood Cliffs	NJ	07632
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven A. Lonsdorf 201-944-2211
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn, Horlacher, & Parker
(Name – *if individual, state last, first, middle name*)

301 Oxford Valley Road, Suite 602	Yardley	PA	19067
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/9

AB 3/16

OATH OR AFFIRMATION

I, Steven A. Lonsdorf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nighthawk Partners, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

SHERILL SPELLMAN
ID # 2379576
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/3/2013

Sherill Spellman
Notary Public

Steven Lonsdorf
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NIGHTHAWK PARTNERS, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

FLYNN, HORLACHER & PARKER, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

301 OXFORD VALLEY ROAD
SUITE 602
YARDLEY, PENNSYLVANIA 19067

PHILIP P. FLYNN, CPA
New Jersey, Pennsylvania

KEITH D. HORLACHER, CPA
New Jersey, Pennsylvania

KENNETH H. PARKER, CPA
New Jersey, Pennsylvania

PENNSYLVANIA
(215) 369-8210

NEW JERSEY
(609) 695-2211

FAX
(215) 369-8220

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Nighthawk Partners, Inc.

We have audited the accompanying statement of financial condition of Nighthawk Partners, Inc. (an "S" Corporation) as of December 31, 2008, and the related combined statements of income and comprehensive income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission (CFTC) Regulation 1.16 under the Commodity Exchange Act (CEA). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nighthawk Partners, Inc. as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission (CFTC) Regulation 1.16 under the Commodity Exchange Act (CEA). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Flynn, Horlacher & Parker, P.C.

February 5, 2009

NIGHTHAWK PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash (Note 3)	$ 1,247,059
Accounts Receivable, Less Allowance for Doubtful Accounts of $0	1,805,300
Prepaid Expenses	11,624
Property and Equipment, at cost Less Accumulated Depreciation of $169,889 (Note 4)	65,947
Other Assets	14,919
	$ 3,144,849

The accompanying notes are an integral part of these financial statements.

NIGHTHAWK PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	$ 912,051
Due to Stockholder	0
	912,051
Commitments and Contingent Liabilities (Notes 5, 8 & 9)	
Stockholder's Equity:	
Common Stock (No Par Value, 2,500 Shares Authorized, and 350 Shares Outstanding)	47,797
Retained Earnings	2,443,696
Accumulated Other Comprehensive Income (Loss)	(258,695)
Total Stockholder's Equity	2,232,798
	$ 3,144,849

The accompanying notes are an integral part of these financial statements.

NIGHTHAWK PARTNERS, INC.
COMBINED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
For the Year Ended December 31, 2008

REVENUES	$ 8,538,737
OPERATING EXPENSES	
Employee Compensation and Benefits	4,209,024
Other Operating Expenses	839,872
TOTAL OPERATING EXPENSES	5,048,896
INCOME FROM OPERATIONS	3,489,841
OTHER INCOME	
Dividend & Interest Income	78,002
Other Income (Expense)	(1,007)
TOTAL OTHER INCOME	76,995
INCOME BEFORE INCOME TAXES	3,566,836
INCOME TAX PROVISION (Note 2)	0
NET INCOME	3,566,836
OTHER COMPREHENSIVE INCOME	
Defined Benefit Pension Plan Net Gains (Losses)	(539,703)
TOTAL COMPREHENSIVE INCOME	$ 3,027,133

The accompanying notes are an integral part of these financial statements

NIGHTHAWK PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2008

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2008	$ 47,797	$6,376,860	$ 281,008	$6,705,665
Comprehensive Net Income (Loss)	-	3,566,836	(539,703)	3,027,133
Distributions to Stockholder	-	(7,500,000)	-	(7,500,000)
Balance, December 31, 2008	$ 47,797	$2,443,696	$ (258,695)	$2,232,798

The accompanying notes are an integral part of these financial statements.

NIGHTHAWK PARTNERS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

Cash Flows from Operating Activities:	
Cash Received from Customers	$ 10,233,437
Cash Paid to Suppliers and Employees	(4,535,755)
Dividend & Interest Income Received	78,002
Interest Expense Paid	-
Income Taxes (Paid) Refund	-
Net Cash Provided by (Used in) Operating Activities	5,775,684
Cash Flows from Investing Activities:	
Equipment Purchases, net	(7,260)
Net Cash Provided by (Used in) Investing Activities	(7,260)
Cash Flows from Financing Activities:	
Reduction – Stockholder Loan	-
Distributions to Stockholder	(7,500,000)
Increase (Decrease) in Other Comprehensive Income (Loss)	(539,703)
Net Cash Provided by (Used in) Financing Activities	(8,039,703)
Net Increase (Decrease) in Cash	(2,271,279)
Cash – Beginning	3,518,338
Cash – Ending	$ 1,247,059
Reconciliation of Net Income to Net Cash Provided by Operating Activities:	
Net Income	$ 3,566,836
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:	
Depreciation	43,992
Decrease (Increase) in Accounts Receivable	1,694,700
Decrease (Increase) in Prepaid Expenses	59,773
Decrease (Increase) in Other Assets	11,031
Increase (Decrease) in Accounts Payable and Accrued Expenses	399,352
Net Cash Provided by (Used in) Operating Activities	$ 5,775,684

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Nature of Business

Nighthawk Partners, Inc. (the "Company") was incorporated under the laws of the State of New Jersey on January 23, 1997. The Company provides finder or introducer services to private investment funds (i.e., hedge funds) and their managers. The Company is a broker-dealer registered with Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company also is an introducing broker registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA).

The Company does not carry securities accounts for customers, perform custodial functions related to customers securities or maintain customer funds (see also Note 10).

Note 2 –Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Property, Equipment and Depreciation

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operating expenses. Additions to property and equipment or expenditures, which increase the useful lives of the assets are capitalized. Depreciation is being provided primarily by the straight-line method over the estimated useful lives of the assets.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company invests its excess cash primarily in a money market fund of a major financial institution. Accordingly, its cash equivalents are subject to minimal credit and market risk. These cash equivalents are carried at cost, which approximates fair value.

Note 2 – Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company's stockholder elected under the Internal Revenue Code and New Jersey state law to be taxed as an S Corporation. In lieu of corporate income taxes, the stockholder is taxed on his proportionate share of the Company's net income. Accordingly, no provision or liability for income taxes has been made in the accompanying financial statements.

Revenue Recognition

Consulting revenue is recorded when earned. Incentive revenue is recorded at such time that it can be determined by the Company to be a bona fide receivable.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash, accounts receivable, and accounts payable approximate their fair market value due to the short term maturities of these instruments.

Note 3 - Cash

Cash consists of the following:

Bank Accounts	$ 1,222,743
Prime Obligation Money Market Accounts	24,316
	$ 1,247,059

Note 4 – Property and Equipment

The following is a summary of property and equipment.

	Estimated Useful Lives in Years	
Website	5	$ 22,000
Furniture and Fixtures	5	50,888
Machinery and Equipment	5	133,303
Leasehold Improvements	3	29,645
		235,836
Less: Accumulated Depreciation		(169,889)
TOTAL		$ 65,947

Depreciation expense was $43,992 for the year ended December 31, 2008.

Note 5 – Leases

The Company leases office space and two vehicles under separate noncancelable operating leases. The leases expire in various periods through 2011. The following is a schedule of future minimum lease payments required under the above noncancelable operating leases:

Year Ending December 31:	
2009	$ 90,909
2010	90,909
2011	90,909
Thereafter	-
	$272,727

Net lease expense charged to operations for the year was $86,305.

Note 6 – Defined Benefit Pension Plan

Effective December, 2006, the Company adopted a qualified defined benefit Cash Balance Plan covering substantially all employees. The benefits are based on a stated account balance. The Company's funding policy is to make contributions within the range allowable for federal income tax purposes. The Company's financial statement accounting for the defined Benefit Pension Plan is in accordance with FAS #158.

The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements:

	December 31,2008
Fair value of plan assets at December 31, 2008	$ 440,351
Benefit obligation at December 31, 2008	$1,194,170
Funded status (Liability for pension benefits) at December 31, 2008	$ (753,819)

	Year Ended December 31, 2008
Components of Net Periodic Pension Cost:	
Service Cost	$ 345,675
Interest Cost	51,643
Expected return on plan assets	(27,281)
Net Periodic Pension Cost	$ 370,037
Other Comprehensive (Income) Expense	$ 539,703

Note 6 – Defined Benefit Pension Plan (Continued)

	Year Ended December 31, 2008 Continued
Employer contributions	$ 249,652
Plan participants' contributions	$ 0
Benefits paid	$ 0

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 4.00% and 0%, respectively. The expected long-term rate of return on assets was 4.00%.

The Company's pension plan weighted-average asset allocations at December 31, 2008 by asset category are as follows:

Asset Category	Plan Assets at December 31, 2008
Equity Securities	96.0%
Debt Securities	0%
Real Estate	0%
Other	4.0%
Total	100%

Note 6 – Defined Benefit Pension Plan (Continued)

The Company's target asset allocation as of December 31, 2008 by asset category, is as follows:

Asset Category	
Equity Securities	0-20%
Debt Securities	70-100%
Real Estate	0-20%
Other	0-20%

The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges (shown above) by major asset categories.

The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans' actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies.

The Investment policy is periodically reviewed by the Company and a designated third-party fiduciary for investment matters. The policy is established and administered in a manner so as to comply at all times with applicable government regulations.

The Company expects to contribute approximately $313,145 to its pension plan in 2009.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2008 - 2012	$ 0
2013- 2017	$3,647,000

Each component of accumulated other comprehensive income (loss) is as follows:

Defined Benefit Pension Plan	December 31, 2008
Net Gains or (Losses)	$(258,695)
Net Prior service cost or credit	0
Net Transition asset or obligation	0
Total	$(258,695)

Note 7 – Defined Contribution Plans

The Company has a qualified 401(k) plan for employees. The Company is not required to make any matching or mandatory contribution to the plan. This plan includes a discretionary profit sharing provision.. The Company's 2008 contribution to the plan, charged to operations, was $111,500.

Note 8 – Concentration of Credit Risk

Cash Balance

The Company maintains its cash accounts at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2008, the Company had cash on deposit not covered by FDIC insurance of approximately $953,138.

Note 9 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) and the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. This amount is the greater of 6 2/3% of aggregate indebtedness, which is $60,803 or $45,000. At December 31, 2008, the Company had net capital of $334,522, which was $273,719 in excess of its required net capital. The Company's net capital ratio was 2.73 to 1.

Note 10 – 15c3-3 Exemption

The Company does not carry or clear customer accounts. Therefore, the Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 under Rule 15c3-3(k)(2)(i).

SUPPLEMENTARY INFORMATION

NIGHTHAWK PARTNERS, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (and CFTC's Regulation 1.17)

As of December 31, 2008

Net Capital

Total Stockholder's Equity		$2,232,798
Deduct Stockholder's Equity Not Allowable for Net Capital		-
Total Stockholder's Equity Qualified for Net Capital		2,232,798
Add:		
Subordinated Borrowings Allowable in Computation of Net Capital		-
Other (Deductions) or Allowable Credits-Deferred Income Taxes Payable		-
Total Capital and Allowable Subordinated Borrowings		2,232,798
Deductions and/or Charges:		
Nonallowable Assets:		
Accounts Receivable	$1,805,300	
Prepaid Expenses	11,624	
Fixed Assets (Net)	65,947	
Other Assets	14,919	
		(1,897,790)
Net Capital Before Haircuts on Securities Positions (Tentative Net Capital)		335,008
Haircuts on Securities:		
Money Market		(486)
Net Capital		$ 334,522

Aggregate Indebtedness

Items Included in Statement of Financial Condition:	
Due to Officers	$ 0
Accrued Expenses	912,051
Total Aggregate Indebtedness	$ 912,051

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (and CFTC's Regulation 1.17)

As of December 31, 2008

Computations of Basic Net Capital Requirement:

Minimum Net Capital Required	$ 60,803
Excess Net Capital at 1,500 Percent	$ 273,719
Excess Net Capital at 1,000 Percent	$ 243,317
Ratio Aggregate Indebtedness to Net Capital	2.73 to 1

Reconciliation with Company's Computation:

Net Capital, as Reported in Company's Part II A (Unaudited) FOCUS Report	$ 475,645
Audit Adjustment-Defined Benefit Pension Plan	(141,123)
Net Capital, Per Above	$ 334,522

NIGHTHAWK PARTNERS, INC.

REPORT ON INTERNAL CONTROL FOR FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)

FOR THE YEAR ENDED DECEMBER 31, 2008

FLYNN, HORLACHER & PARKER

CERTIFIED PUBLIC ACCOUNTANTS

NIGHTHAWK PARTNERS, INC.

REPORT ON INTERNAL CONTROL
FOR
FINANCIAL INDUSTRY REGULATORY AUTHORITY
(FINRA)

FOR THE YEAR ENDED DECEMBER 31, 2008

FLYNN, HORLACHER & PARKER, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

301 OXFORD VALLEY ROAD
SUITE 602
YARDLEY, PENNSYLVANIA 19067

PHILIP P. FLYNN, CPA
New Jersey, Pennsylvania

KEITH D. HORLACHER, CPA
New Jersey, Pennsylvania

KENNETH H. PARKER, CPA
New Jersey, Pennsylvania

PENNSYLVANIA
(215) 369-8210

NEW JERSEY
(609) 695-2211

FAX
(215) 369-8220

Board of Directors
Nighthawk Partners, Inc.

In planning and performing our audit of the financial statements of Nighthawk Partners, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Flynn, Horlacher & Parker, P.C.

Flynn, Horlacher & Parker, P.C.
Yardley, Pennsylvania
February 5, 2009